Exhibit 99.1

Press release

SES Announces Appointment of New CFO

Elisabeth Pataki, a progressive finance executive with over 20 years of experience at various publicly listed multi-national aerospace and defence companies, will strengthen

SES’s Leadership Team as new CFO

Luxembourg, 6 June 2025 – SES today announced its Board of Directors has appointed Elisabeth (Lisa) Pataki as Chief Financial Officer (CFO), effective 16 June 2025. Lisa is a progressive finance executive with over 20 years of experience at various publicly listed multi-national aerospace and defence companies with strong background in company transformation and investment strategies. She will succeed Sandeep Jalan who has been SES’s CFO since May 2020.

The SES Board acknowledges Sandeep’s contribution to SES and wishes him success in future endeavours. Lisa will work closely with Sandeep to ensure a smooth handover before he leaves on 31 July 2025.

“I would like to thank Sandeep for his steadfast leadership over the last five years where he has driven continuous execution improvement and transformation while strengthening the company’s balance sheet with a competitive cost of capital and delivering healthy cash returns to shareholders,” said Adel Al-Saleh, CEO of SES. “We are pleased to welcome Lisa as our new CFO. Lisa has extensive experience in the aerospace and defence ecosystem and has completed several successful M&A finance integrations. Moreover, her ability to develop financial strategies that prioritise operational focus, efficiency, and profitable investments will strengthen SES’s Leadership Team, helping SES achieve our mission of being a leading satellite player.”

“I would like to thank everyone at SES for their outstanding teamwork,” said Sandeep, CFO of SES. “I am proud of the strides we have made during the past years, and I will continue to cheer SES’s progress in the industry.”

Incoming CFO Lisa said, “I look forward to stepping into this new position and working with everyone at SES to jointly deliver an exciting future for the years to come.”

Lisa joins SES from Aerojet Rocketdyne, an L3Harris Company, where she helped expand profitability through streamlining operations and prioritising capital investments for long-term growth. As Group CFO for the Comet Group from 2020-2023, she drove EBITDA margin expansion of over 5 percentage points. In her 10-year progressive career (2005-2015) across RTX Corporation (formerly Raytheon Technologies Corporation), she held multiple finance roles and led the financial integration of Applied Signal Technologies, one of Raytheon’s largest acquisitions in 2011.

For further information please contact:

Suzanne Ong

Communications

Tel. +352 710 725 500

suzanne.ong@ses.com

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About SES

SES has a bold vision to deliver amazing experiences everywhere on Earth by distributing the highest quality video content and providing seamless data connectivity services around the world. As a provider of global content and connectivity solutions, SES owns and operates a geosynchronous earth orbit (GEO) fleet and medium earth orbit (MEO) constellation of satellites, offering a combination of global coverage and high-performance services. By using its intelligent, cloud-enabled network, SES delivers high-quality connectivity solutions anywhere on land, at sea or in the air, and is a trusted partner to telecommunications companies, mobile network operators, governments, connectivity and cloud service providers, broadcasters, video platform operators and content owners around the world. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com